

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2015

<u>Via E-Mail</u>
Craig C. Bram
President and Chief Executive Officer
Synalloy Corporation
775 Spartan Blvd., Suite 102
P.O. Box 5627
Spartanburg, South Carolina 29304

> **Re: Synalloy Corporation**
> **Registration Statement on Form S-3**
> **Filed June 10, 2015**
> **File No. 333-204850**
>
> **Form 10-K for the fiscal year ended January 3, 2015**
> **Filed March 17, 2015**
> **File No. 000-19687**

Dear Mr. Bram:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement filed on Form S-3 on June 10, 2015

Book-Entry Issuance, page 21

General, page 21

1.   Please revise to remove to your statement on page 22 that you take no responsibility for the accuracy of your Book-Entry Issuance section concerning the DTC as you may not

disclaim responsibility for the accuracy of the information contained in your registration statement.

Item 16. Exhibits, page II-2

2.   Please tell us how you intend to comply with the requirement to file the statement of eligibility and qualification for a trustee. See Item 601(b)(25) of Regulation S-K.

3.   We note that you incorporate by reference the Form 8-K/A filed on February 2, 2015 which includes the audited financial statements of Specialty Pipe & Tube, Inc. Please provide a consent for the use of Dixon Hughes Goodman LLP's report dated February 2, 2015. Please also refer to your reliance on this report in the Experts section on page 25.

Synalloy Corporation Form 10-K for the fiscal year ended January 3, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Critical Accounting Policies and Estimates, page 18

Inventory Reserves, page 18

4.   We note inventory represents 64% of your current assets and 36% of your total assets as of January 3, 2015. Due to the significance of your inventory, please enhance your critical accounting policies and estimates disclosures to provide investors with a better understanding of the factors you consider when determining your excess and obsolescence reserves. Your disclosures should include a discussion of the nature of the inventory that required reserves, the dollar value of that inventory and a discussion of the facts and circumstances surrounding management's determination of the amount of reserves recorded for each period. In this regard, you should address the specific facts and circumstances that caused you to increase the reserve from $2,217,000 as of December 28, 2013 to $4,866,000 as of January 3, 2015. Furthermore, please disclose how accurate your estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future.

Goodwill, page 19

5.   Please expand your disclosures to define the reporting unit level at which you test goodwill for impairment. Your expanded disclosure should identify the number of reporting units that you have and whether any of those reporting units were aggregated for purposes of testing goodwill for impairment. Please refer to ASC 350-20-35 for guidance. Furthermore, we note that based on your latest goodwill impairment test, each reporting unit's fair value exceeded its carrying value. Please tell us the amount of

headroom between the fair value and carrying value for each reporting unit and clarify whether the fair value of any particular reporting unit did not substantially exceed its carrying amount. To the extent that you have determined the estimated fair value substantially exceeds the carrying value for your reporting units, please disclose this determination. Alternatively, if the estimated fair value for any of your reporting units is not substantially in excess of the carrying value, please tell us and disclose the following:

- The percentage by which the fair value of the reporting unit exceeded the carrying value as of the most recent test;
- Discuss the degree of uncertainty associated with the key assumptions; and
- Describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

Liquidity and Capital Resources, page 19

6.   Please provide a more informative analysis and discussion of changes in operating cash flows, including changes in working capital components, for each period presented. In doing so, please explain the underlying reasons for and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. For example, while we note that on page 20 you disclose that "accounts payable favorably affected significant inventory purchases in the fourth quarter of 2014", you do not address the specific reasons for these purchases. Furthermore, please consider including an analysis of inventory turnover rates for each period presented along with an explanation of any material variances. Refer to FRC 501.13 and 501.14 and Item 303(a) of Regulation S-K for additional guidance.

Results of Operations, pages 21-25

7.   We note that your recent earnings release transcripts provides significant disaggregated financial information such as sales and EBITDA results at your business unit level. In this regard, we remind you that the principal objective of MD&A includes providing readers with a view of the company through the eyes of management. With reference to Section I.B and III.B.1 of SEC Release 33-8350, please tell us what consideration you gave to presenting this information in MD&A.

8.   Please expand your disclosures to quantify how much of the increase or decrease in revenue at the consolidated and segment level are due to volume of product or services provided, and/or average price. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

9.   Please quantify the impact of factors disclosed as materially impacting operating income for each period presented at the consolidated level and the segment level. Examples of some of the factors disclosed without quantification include:

- The Company–wide cost cutting initiatives implemented in January 2014 had a favorable effect on profitability for 2014 with the average cost per pound decreasing seven percent.
- Six weeks of Specialty's operating income were included in the fourth quarter of 2014.
- Brismet's product mix changed significantly in 2014. New sales pricing tools have allowed the sales department to focus on profitable sales quotes while decreasing emphasis on lower margin business.

Please refer to Items 303(a)(3)(i), 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-X and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

Note 1: Summary of Significant Accounting Policies, page 32

Revenue Recognition, page 33

10.   We note your disclosure on page 5 that CRI Tolling "…continued CRI's business as that of a toll manufacturer that provides outside manufacturing resources to global and regional chemical companies." Furthermore, your website adds that "CRI focuses on providing a consistent, reliable service that produces quality finished goods…." We have the following comments regarding CRI Tolling's services:

- Tell us and revise your disclosures to clarify the nature of services CRI Tolling provides, its related fee structures and related revenue recognition;
- Clarify whether CRI Tolling's customers provide their own raw materials or semi-finished goods when they utilize CRI Tolling's manufacturing processes;
- Tell us how you considered the guidance under ASC 605-45 when evaluating the arrangements that CRI Tolling enters into; and
- Tell us how you considered the guidance under Rule 5-03(b)(1) and (2) of Regulation S-X to separately disclose revenue and costs of sales for services in your consolidated statement of operations.

Fair Value Disclosures, page 33

11.   We note your disclosure that the amount of the total earn-out liability to the prior owners of Palmer was determined using management's best estimate of Palmer's EBITDA for the three-year earn out period and that following your review of the earn-out reserve during the three months ended June 28, 2014 the Company determined that the second year target would not be attained and resulted in the recognition of a $3,476,197 gain. Your disclosure also states that the Company expected that the target for the third year

for Palmer would be met. However, as disclosed in your Form 10-Q for the three months ended April 4, 2015, the remaining liability balance was eliminated and led to an additional gain of $2,483,333. In light of these significant revisions, please address the following:

- Please tell us and provide detailed disclosure of management´s significant assumptions used in estimating the fair value of Palmer's contingent consideration, including management's expectations for meeting the provisions of the earn-out agreement. You may wish to provide these disclosures within your discussion of your critical accounting policies and estimates discussion for business combinations; and
- For each significant revision, please revise your disclosures to identify the specific facts and circumstances that caused the probability of achieving the specified targets to decline. Your disclosure should specifically address the circumstances that led to Palmer's operating results to fall below management´s expectations as of the acquisition date.

Note 8: Income Taxes, page 42

12.   Your narrative disclosure indicates that there is a $1.57 million valuation allowance attributed to $46 million in state net operating loss carryforwards, however, there is no corresponding valuation allowance reflected in the tabular presentation of the significant components of your deferred tax assets and liabilities as of January 3, 2015. Please clarify whether or not your valuation allowance is included in your table as an offset and if not, why not. If so, please separately reflect the valuation allowance in order to present the total of all deferred assets. See ASC 740-10-50-2. Please also address this comment as it relates to your fiscal year 2013 presentation.

13.   We note that the $1.5 million increase in unrecognized tax benefits related to prior year tax positions. In accordance with ASC 740-10-50-15A.b., please disclose the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate. Also, since you expect a decrease of $1.5 million for unrecognized tax benefits over the next twelve months, please provide the disclosures required by ASC 740-10-50-15b.

Note 13: Industry Segments, page 46

14.   You indicate that the Company operates in two principal industry segments: metals and specialty chemicals and that these segments were identified based on products and services. In light of the information you present in your Business section as well as the discrete financial information provided in your recent earnings calls which includes sales and adjusted EBITDA information for your Manufacture's chemicals, CRI tolling, BRISMET, Palmer, and Specialty Pipe & Tube business units, please provide us with the following additional information to support your current segment reporting:

- Describe for us the company's internal management reporting process, including organization and reporting structure;
- Identify the company's chief operating decision maker ("CODM") and describe the basis for this determination;
- With reference to ASC 280-10-50-1, please tell us the level at which your CODM receives financial information for purposes of making decisions about the allocation of resources and evaluating performance. In this regard, clarify whether your business units meet the definition of an operating segment; and
- Describe for us the internal management reports, including the nature of and level of detail of financial information, reviewed by your CODM for allocating resources and evaluating performance within your organization.

15.   With reference to ASC 280-10-50-40, please tell us how you considered the guidance to provide entity wide information by products and services. In this regard, we note that the Metals and Specialty Chemicals segments include different types of products within them. For example, the Palmer business manufactures liquid storage solutions while the BRISMET and Specialty businesses manufacture and distribute different types of pipe within the Metals segment. Similarly, CRI Tolling is a toll manufacturer within the Specialty Chemicals segment.

Note 16: Acquisitions, page 50

16.   Please confirm that the purchase price allocation for the acquisition of Specialty Pipe and Tube Inc. has been finalized. If not, please provide the disclosures required by ASC 805-10-50-6.

17.   Please provide us with additional information to support your conclusion that the acquisition of all substantially all of the assets of CRI and the CRI facility met the definition of a business under ASC 805. Please explain why the acquisition of the CRI assets and facilities were purchased separately. Please tell us if the equipment was located in the facility. Please also provide detailed support for the fair value adjustments recognized for the building, land and equipment.

Note 17 Dispositions and Closures, page 55

18.   Please expand your disclosures to provide additional information regarding the costs associated with your sale of Ram-Fab and your closure of Bristol Fab. In this regard, please clarify the nature of the $3 million of Bristol Fab inventory which, according to your Form 10-Q for the quarter ended June 30, 2014 you disposed of. Explain why that inventory was not saleable.

<u>Schedule II Valuation and Qualifying Accounts, page 64</u>

19.   Please disclose the activity related to your inventory reserves. Refer to Rule 12-09 of Regulation S-X.

<u>Definitive Proxy Statement on Schedule 14A</u>

20.   Please explain why you have not provided disclosure consistent with the requirements of Item 402(d)(2)(iii) of Regulation S-K with respect to the short-term cash incentive compensation payable under the 2014 Incentive Plan.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ameen Hamady at 202-551-3891 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott at 202-551-3570 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

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